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                                                                       EXHIBIT 1

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                                                        2116-130 ADELAIDE ST. W.
                                                             TORONTO, ON M5H 3P5
                                                                 T. 416.360.7590
                                                                 F. 416.360.7709
North American Palladium Ltd.                                WWW.NAPALLADIUM.COM
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For Immediate Release                                               News Release
March 28, 2006.                                       Trading Symbols  TSX - PDL
                                                                      AMEX - PAL


             NORTH AMERICAN PALLADIUM LTD. ANNOUNCES THE CLOSING OF CONVERTIBLE NOTES AND COMMON SHARE PURCHASE WARRANTS FINANCING

TORONTO, ONTARIO -- North American Palladium Ltd. is pleased to announce the execution of formal agreements for the previously announced private placement of convertible notes and common share purchase warrants. This offering (the "Offering") consists of up to US$58.5 million principal amount of Notes together with Warrants to purchase, for four years from the date of their issuance, 50% of the number of common shares underlying the Notes. The offering is to Kaiser-Francis Oil Company ("KFOC") and an institutional investor (the "Purchasers").

KFOC currently owns or controls approximately 50% of the outstanding common shares of the Corporation.

The Company plans to use the proceeds from this offering to complete the underground development at its Lac des Iles mine, to advance the work on the Arctic Platinum Project in order to earn up to a 50% interest in the Gold Fields Limited properties (see press release dated October 18, 2005) and general corporate purposes.

The Offering is governed by a securities purchase agreement dated March 24, 2006 (the "Securities Purchase Agreement") among the Corporation and the Purchasers. Under the terms of the Securities Purchase Agreement, the Corporation will issue US$35 million principal amount of Notes (the "First Tranche"), 50% to each of the Purchasers. The First Tranche is expected to close on or around March 29, 2006.

The Corporation, at its option, has the right to sell to KFOC up to US$13.5 million principal amount of Notes (the "Second Tranche") on or before June 30, 2006, the proceeds of which will be used to repay the loan under the existing KFOC standby loan facility. KFOC has granted to the other Purchaser an option to acquire up to 50% of such Notes.

The Purchasers will have the option to acquire an additional US$10 million principal amount of Notes (the Third Tranche") on or before December 31, 2006, with each Purchaser entitled to acquire one-half. If either Purchaser does not acquire its entire allotment of the additional US$10 million in Notes, the other Purchaser may purchase the balance.

The First Tranche of Notes will be convertible into 2,873,563 common shares of the Corporation (the "Common Shares") representing an effective price of US$12.18 per share. The conversion price is equal to 113% of the Initial Market Price (the "Conversion Price"). For the purposes of the Notes, the Initial Market Price is US$10.78, being the 5 day weighted average trading price of the Common Shares on the AMEX immediately preceding March 24, 2006. Warrants exercisable to purchase 1,436,782 Common Shares will be issued with the Notes, each Warrant being exercisable to purchase one Common Share at an exercise price of US$13.48. The exercise price of the Warrants is equal to 125% of the Initial Market Price.


News Release March 28, 2006.       Page 1 of 3     North American Palladium Ltd.

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The Second Tranche and Third Tranche of Notes (collectively the "Additional
Notes"), if issued, will be convertible into Common Shares at the Conversion Price, provided that the Conversion Price for the Additional Notes cannot be less than the maximum applicable discount, prescribed by section 607 of the TSX Company Manual, from the weighted average trading price of the Common Shares for the five consecutive trading days immediately prior to date of issuance of each tranche (converted into US dollars). The exercise price of Warrants issued in connection with the Additional Notes cannot be less than the weighted average trading price of the Common Shares on the TSX for the five consecutive trading days immediately prior to the date of issuance of such Warrants (converted into US dollars).

The Notes will bear interest at a rate of 6.5% per annum payable bi-monthly, commencing on June 1, 2006. Each Note will be repaid in nine equal installments commencing on the first interest payment date that is at least twelve months after the date of issuance of such Note. The interest payments and/or repayment amounts may be paid to each Purchaser, at such Purchaser's option, in any combination of cash and/or Common Shares. Common Shares issued for interest payments or in repayment of Notes will be issued at a 10% discount from the weighted average trading price of the Common Shares on the AMEX for the five consecutive trading days immediately prior to applicable payment date.

Commencing 15 months after the date of issuance of each tranche of Notes, if the weighted average trading price of the Common Shares on the AMEX for each of any 25 consecutive trading days is 150% of the Conversion Price, the Corporation will have the right to force the Purchasers to convert all or any of the outstanding principal amount of the Notes at the Conversion Price.

The Notes contain customary covenants, including restrictions on the Corporation incurring debt or obligations for or involving the payment of money in excess of certain restricted amounts. The Notes will contain customary anti-dilution protection as well as adjustments in the event that the Corporation issues Common Shares or securities convertible into Common Shares at a purchase price (the "Effective Price") per Common Share less than the Conversion Price. In such event, the Conversion Price will be reduced to the Effective Price, provided that the adjusted Conversion Price cannot be less than the maximum applicable discount, prescribed by section 607 of the TSX Company Manual, from the weighted average trading price of the Common Shares on the TSX for the five consecutive trading days immediately prior to date of issuance of each tranche of Notes (converted into US dollars). The Warrants will contain similar anti-dilution protection.

In addition, in the event that the Corporation issues Common Shares or securities convertible into Common Shares at an Effective Price per Common Share less than the exercise price of the Warrants, the exercise price will be reduced to the Effective Price provided that the adjusted exercise price cannot be less than the weighted average trading price of the Common Shares on the TSX for the five consecutive trading days immediately prior to date on which each of the Warrants was issued (converted into US dollars).

A maximum of 10,391,137 Common Shares can be issued pursuant to any feature of the Notes, together with the Common Shares underlying the Warrants, without the prior consent of the shareholders of the Corporation ("Shareholder Approval"). Further, a maximum of 5,221,677 Common Shares can be issued pursuant to any feature of the Notes, together with the Common Shares underlying the Warrants, to KFOC without the prior consent of the shareholders of the Company, excluding the votes attached to the Common Shares beneficially held directly or indirectly by KFOC, and its associates, affiliates and insiders (as applicable)(as such terms are defined in the ONTARIO SECURITIES ACT)("Disinterested Shareholder Approval").

Under the Securities Purchase Agreement, the Corporation is required to seek Shareholder Approval to issue in excess of 10,391,137 Common Shares in connection with the features of the Notes and Warrants and to seek Disinterested Shareholder Approval to issue in excess of 5,221,677 Common Shares in connection with the features of the Notes and Warrants to be issued to KFOC.


News Release March 28, 2006.       Page 2 of 3     North American Palladium Ltd.

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If a Purchaser elects to receive interest payments or principal repayments on the Notes in Common Shares and the Corporation is unable to issue such Common Shares, the interest payment or principal repayment will be made in cash. If a Purchaser is restricted in its ability to receive Common Shares upon conversion of the Notes, the Purchaser may require the Corporation to pay cash to such Purchaser in an amount equal to the number of Common Shares which such Purchaser was not permitted to receive (the "Excess Shares") multiplied by the average of the weighted average trading price of the Common Shares on the AMEX for each of the five trading days immediately prior to the date of the payment, upon which the Corporation will have no further obligation to issue such Excess Shares.

The Shemano Group acted as the sole placement agent in the transaction.

The First Tranche of Notes and accompanying Warrants is expected to be issued on or about March 29, 2006, which is less than 21 days from the date hereof. This is reasonable in the circumstances because the material terms of the Offering were published in a news release issued by the Corporation on March 3, 2006, which is more than 21 days in advance of such issuance and because shareholder approval of the Offer is not required.


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NORTH AMERICAN PALLADIUM'S LAC DES ILES MINE IS CANADA'S ONLY PRIMARY PRODUCER
OF PLATINUM GROUP METALS AND IS ONE OF THE LARGEST OPEN PIT BULK MINEABLE PALLADIUM RESERVES IN THE WORLD. THE COMPANY ALSO EARNS SUBSTANTIAL REVENUE FROM BY-PRODUCT NICKEL, PLATINUM, GOLD AND COPPER. IN ADDITION TO OPERATING LAC DES ILES, THE COMPANY'S MANDATE IS TO EXPAND ITS PRODUCTION PROFILE THROUGH AN AGGRESSIVE EXPLORATION CAMPAIGN, DESIGNED TO INCREASE ITS EXPOSURE TO BASE AND PRECIOUS METALS. PALLADIUM USE IN THE AUTO INDUSTRY CONTINUES TO BE AN IMPORTANT COMPONENT IN CONTROLLING EXHAUST EMISSIONS AS MANDATED BY MORE STRINGENT HYDROCARBON EMISSIONS STANDARDS FOR CARS, PARTICULARLY IN THE UNITED STATES, EUROPE AND JAPAN. PALLADIUM IS ALSO USED IN THE DENTAL, ELECTRONICS, JEWELLERY AND CHEMICAL SECTORS.

For further information contact:
James D. Excell - President & CEO
Tel: (416) 360-2656     email: JEXCELL@NAPALLADIUM.COM

Ian MacNeily - Vice President Finance & CFO
Tel: (416) 360-2650     email: IMACNEILY@NAPALLADIUM.COM

Forward-Looking Statements - Certain statements included in this news release are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "expect", "plans", "will" and other similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control that may cause actual results or performance to differ materially from those currently anticipated in such statements. See the Company's most recent Annual Information Form and Annual Report on Form 40-F on file with securities regulators for a comprehensive review of risk factors. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.


News Release March 28, 2006.       Page 3 of 3     North American Palladium Ltd.